12025062

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

No Act
PE 1/11/12

DIVISION OF
CORPORATION FINANCE

January 13, 2012

Michael S. Telle
Bracewell & Giuliani LLP
michael.telle@bgllp.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-13-12

Re: ConocoPhillips
Incoming letter dated January 11, 2012

Dear Mr. Telle:

This is in response to your letter dated January 11, 2012 concerning the shareholder proposal submitted to ConocoPhillips by the United Brotherhood of Carpenters Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Edward J. Durkin
United Brotherhood of Carpenters and Joiners of America
edurkin@carpenters.org

January 13, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: ConocoPhillips
Incoming letter dated January 11, 2012

The proposal requests that the board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years ConocoPhillips' audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that ConocoPhillips may exclude the proposal under rule 14a-8(i)(7), as relating to ConocoPhillips' ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of ConocoPhillips' independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if ConocoPhillips omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

BRACEWELL
&GIULIANI

Texas
New York
Washington, DC
Connecticut
Dubai
Kazakhstan
London

Michael S. Telle

713.221.1327 Office
713.221.2113 Fax

michael.telle@bgllp.com

Bracewell & Giuliani LLP
711 Louisiana Street
Suite 2300
Houston, Texas
77002

January 11, 2012

By Electronic Mail To: shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: ConocoPhillips: Intention to Omit Stockholder Proposal

Ladies and Gentlemen:

This letter is to inform you that our client, ConocoPhillips (the "Company"), intends to exclude from its proxy statement and form of proxy for the Company's 2012 annual meeting of stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from the United Brotherhood of Carpenters Pension Fund (the "Proponent") because the Proposal relates to the ordinary business of the Company. On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur in our opinion that the Proposal may be properly excluded from the 2012 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), we are submitting this letter and its attachments to the Commission via e-mail and in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j). In addition, in accordance with Rule 14a-8(j), a copy of this letter and its attachments are being mailed on this date to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2012 Proxy Materials. Finally, we are submitting this letter not later than 80 days before the Company intends to file its 2012 Proxy Materials, as required by Rule 14a-8(j).

The Proposal

The Proposal states:

> Be it Resolved: That the shareholders of ConocoPhillips ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

A copy of the Proposal is attached to this letter as Exhibit A.

Basis for exclusion

As discussed more fully below, the Proposal may be properly excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal relates to the ordinary business of the Company.

Excludability under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." Pursuant to Delaware law, the Company's Board of Directors (the "Board") oversees the management of the Company's business and affairs. In accordance with the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), Rule 10A-3 under the Securities Exchange Act of 1934 (the "Exchange Act") and the rules of the New York Stock Exchange, the charter of the Board's Audit and Finance Committee (the "Audit Committee") grants the Audit Committee the ultimate authority and responsibility for the appointment, compensation, retention and oversight of the work of the Company's independent auditors.

In exercising its powers in respect of the appointment and retention of the Company's independent auditors, the Audit Committee considers many factors, including the audit firm's skills, expertise and knowledge of the Company's industry, its independence, its reputation and integrity and its performance. The Proposal ignores the factors that the Audit Committee would be required to consider in connection with replacing its existing audit firm, such as the time, expense and other resources associated with engaging a new audit firm and the availability of a suitable replacement firm that has not provided services to the Company that would impair such firm's independence. The Proposal would require the Audit Committee to periodically select a new audit firm whether or not the Audit Committee considered such a change to be consistent with its determinations in this regard or to be in the best interests of the Company or its shareholders. The Proposal would foreclose the Board's ability to conduct the Company's ordinary business operations by mandating periodic changes in auditors, notwithstanding the Audit Committee's business judgment regarding the current auditor's independence, qualifications and expertise.

Consistent with the Company's view that the Proposal may be excluded from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(7), the Staff has recently reached the same determination with respect to substantially similar proposals submitted to other companies for inclusion in such other companies' 2012 proxy materials on the ground that "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under Rule 14a-8(i)(7)." *Walt Disney Co.* (November 23, 2011) (United Brotherhood of Carpenters Pension Fund proposal to rotate auditors every 7 years). *See also Deere & Co.* (November 18, 2011) (United Brotherhood of Carpenters Pension Fund proposal to rotate auditors every 7 years); *Hewlett-Packard Co.* (November 18, 2011) (United Brotherhood of Carpenters Pension Fund proposal to rotate auditors every 7 years).

Accordingly, the Company believes that, like the proposals described above, the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7)

* * * *

Based on the foregoing, we respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the Company's 2012 Proxy Materials. Please transmit your response by fax to the undersigned at 713-221-2113. Contact information for the Proponent and a fax number for a Company representative are provided below. Please call the undersigned at 713-221-1327 if we may be of any assistance in this matter.

Very truly yours,

Michael S. Telle

Enclosures

cc: Edward J. Durkin
Director
Corporate Affairs Department
United Brotherhood of Carpenters
101 Constitution Avenue, NW

Washington D.C. 20001

Nathan P. Murphy
Senior Counsel
Corporate Legal Services
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079
Telephone: 281-293-3632
Fax: 281-293-4111

EXHIBIT A

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

DATE	Tuesday, November 22, 2011
TO	Janet Langford Kelly Corporate Secretary ConocoPhillips
SUBJECT	Carpenter Pension Fund Shareholder Proposal
FAX NUMBER	281-293-1054
FROM	Ed Durkin
NUMBER OF PAGES (Including This Cover Sheet)	4

FAX TRANSMISSION ■

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

[SENT VIA MAIL AND FACSIMILE 281-293-1054]

November 22, 2011

Janet Langford Kelly
Corporate Secretary
ConocoPhillips
600 North Dairy Ashford
Houston, TX 77079

Dear Ms. Kelly:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the ConocoPhillips ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to audit firm rotation, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 18,137 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Audit Firm Rotation Policy Proposal

Be It Resolved: That the shareholders of ConocoPhillips ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Research on the terms of engagement between audit firms and client corporations indicates that at the largest 500 companies long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, ConocoPhillips has paid its audit firm, Ernst & Young LLP, a total of $131,700,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years, thereby limiting long-term client-audit firm relationships that may compromise audit firm independence.